D E W E Y   B A L L A N T I N E   L L P

1301 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019-6092

TEL 212 259-8000    FAX 212 259-6333

December 21, 2005

Max A. Webb

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, D.C. 20549

Re:	AFS SenSub Corp. and AFS Funding Trust
Form S-3 Shelf Registration Statement (the “Registration Statement”)
Filed December 19, 2005
File Nos. 333-130439 and 333-130439-01

Dear Mr. Webb:

Pursuant to Rule 473 of the Securities Act of 1933, as amended, the following delaying amendment is hereby incorporated by reference into the front cover page of the above referenced Registration Statement on Form S-3:

“THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.”

Should you have any questions, please call Stephanie Mah at (212) 259-8417 or John Keiserman at (212) 259-6723.

Sincerely,

AFS SENSUB CORP.

By:	/s/ Daniel E. Berce
Name: Daniel E. Berce
Title: Director, President and Chief Executive Officer

AFS FUNDING TRUST

BY: AMERICREDIT FINANCIAL SERVICES, INC., as Administrator

By:	/s/ Daniel E. Berce
Name: Daniel E. Berce
Title: Director, President and Chief Executive Officer

cc:	J. Michael May, Esq.
Chris DiAngelo, Esq.
John P. Keiserman, Esq.

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